ROOMONGO

2021 Report

Dear investors,

First and foremost, thank you for investing in our dream!

With the help of your investment, we've been able to significantly increase our inventory of hotels, expand our website content, begin accepting crypto-currency, upgrade our user-interface, continue development of a custom-built CRM and other technology fundamentals that will enable us to scale quickly.

We've also been able to run some collaborative marketing campaigns with Money Magazine, US Weekly, Hello Fresh, Newser, Bright Cellars and several others. Collaborative marketing with trusted brands is a great way for us to get our name out there and build our database, especially with a limited budget.

But honestly, we're really just getting started with our marketing plans. We have pay-per-click, re-targeting, social content/advertising, influencer campaigns and more in our future.

We still have a long way to go, but I'm super proud of our very small team. We have a small budget, but we're making progress. We're working hard to change the public perception of booking hotels via a third party, and by doing so we hope to become THE alternative.

Rob and I both love having investors, and staying engaged is really important to us. So, if you'd like to chat - I'm always available.

We need your help!

Many of you have asked how you can help, here's a quick list..

Reservations! If you're booking a hotel, please book with Roomongo. We have great rates, VIP customer service and over 800,000 hotels.

Reviews and Referrals: Help us get our positive reviews going, by reviewing us on our Facebook reviews tab. Also, we'd love for you to share us with the world via social media and old school direct referrals.

Feedback: We love feedback, so if you're using the site and see we could be doing something better, please let us know.

Contacts: If you have strong media contacts, influencers or PR connections - we would greatly appreciate an introduction.

Our hope is that by having invested in Roomongo and using the site, you become an owner advocate of Roomongo. The travel industry is huge, with enormous opportunity, but it's also extremely competitive. So we definitely need all the help we can get. Being the new kid on the block and a small team can often feel overwhelming. So having you on our side really helps.

Thank you!

Sincerely,

Rob O'Connor
CTO

Patrick O'Hara
Co-Founder/CEO

Our Mission

Our goal is to establish Roomongo as the go-to site for low and unpublished rates on hotels. With a focus on low rates, easy collaboration, and a dedication to a truly VIP level of customer service for all of our customers, we feel that we can significantly improve the experience of booking a hotel with a third-party site.















See our full profile

How did we do this year?

Report Card

B+

The Good

Inventory: We added more suppliers and more hotels, giving us better rates and dramatically increased our ability to scale.

Low Debt: With investment capital, we were able to build out our platform and keep debt at virtually zero.

Crypto-Currency: We added the ability to book using crypto, making us one of very few in the travel space. Huge opportunity.

The Bad

Marketing: Delayed, but we're ready to start knocking it out. Reviews, social, paid advertising, influencers - it's coming!

Budget: We hoped to raise more, but we've put some additional capital into Roomongo to keep things moving.

Bandwidth: Our bandwidth is constrained, so it handicaps us a bit, but we're working hard to go fast!

2021 At a Glance

January 1 to December 31

$15,174 +284%
Revenue

-$116,586
Net Loss

$4,155
Short Term Debt

$89,620
Raised in 2021

$2,978
Cash on Hand
As of 04/ 6/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Roomongo is an online travel agency, with a focus on offering low and unpublished rates on over 800,00 hotels globally. By allowing visitors to search not only hotels but also vacation rentals (and other travel services in the future) - Roomongo has created a truly streamlined method for planning a trip.

In 5 years we plan to be a major player in the travel space. The future may also include partnering with and/or selling to one of our competitors. But right now, our primary focus is the near-term execution of our business plan and establishing our differentiators and brand identity in the market. These projections are not guaranteed.

Milestones

Roomongo, Inc. was incorporated in the State of Colorado in July 2017.

Since then, we have:

- Raised nearly $100,000 with our first crowdfunding round on Wefunder
- Increased our inventory of hotels from 250,000 to over 800,000
- Introduced unpublished hotel rates that consistently beat Expedia, Priceline, Hotel Tonight and Hopper
- Unveiled industry changing omni-channel customer service that's available to ALL customers
- Begun offering crypto-currency as a direct payment method, making us one of very few in the travel space
- Trip planning tools that foster a collaborative approach to booking stays
- Virtually zero long-term debt - we're built for profitable growth

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $15,173.84 compared to the year ended December 31, 2020, when the Company had revenues of $3,952.80. Our gross margin was 33.63% in fiscal year 2021, compared to -151.36% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $3,838.7. As of December 31, 2020, the Company had $2,215.08 in total assets.
- *Net Income.* The Company has had net losses of $116,585.67 and net losses of $35,535.61 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $4,154.85 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

Patrick O'Hara and Rob O'Connor continue to fund daily operations.

Runway & Short/Mid Term Expenses

Roomongo, Inc. cash in hand is $2,977.74, as of April 2022. Over the last three months, revenues have averaged $3,600/month, cost of goods sold has averaged $2,200/month, and operational expenses have averaged $8,000/month, for an average burn rate of $6,600/month. Our intent is to be profitable in 12 months.

A/O April 2022... Our media revenue is growing. Our expenses are being reduced significantly, by simply being more selective about our spending. Our marketing efforts have just begun, so there will be much higher sales revenue as we move forward.

We expect our monthly revenue to be trending at over 30K by late summer of 2022. We expect our monthly burn rate on non marketing activities and website content - to be $5K/monthly by May. This cost is reduced from previous spending of over $8,000/monthly.

We are not profitable yet. We are going to get closer to doing so by the first half of 2023. We are in a growth stage and we are focused on building out the best product possible and increasing our revenue.

The two founders, Rob O'Connor and Patrick O'Hara, will invest additional capital. But the goal is to bring in additional outside capital via this crowdfunding experience or outside accredited investors.

Net Margin: -768% **Gross Margin: 34%** **Return on Assets: -3,037%** **Earnings per Share: -$498.23**

Revenue per Employee: $7,587 **Cash to Assets: 100%** **Revenue to Receivables: 2,193%** **Debt Ratio: 108%**

Roomongo_Financials_2020_GAAP.pdf

Roomongo_Financials_2021_GAAP.pdf

Roomongo_Financials_GAAP_2019_v2.pdf

Roomongo_Financials_GAAP_2018_v2.pdf

We ❤ Our 81 Investors

Thank You For Believing In Us

Okwudili C Amaechi	Juan Edward WILLIAMS	Matthew Dullea	Mads Georgsen	Colton Murray	Johnny Marino	Ric Pereira
John O'Hara	William Marlin Pickens	Timothy Patrick	Derick Mokgahla	Jeevan Rajaratnam	Reed Alexander Murray	Duke Duncan
Jaime Babilonia Acevedo	Nadim Kattan	Lynne Cooper	Jonathan Karron	Jonathan Karron	Jonathan Karron	Roderick Herron
Robyn Neven	Gavin Feliciano	Jean OConnor	Phid Onwuzurike	Michelle BROWN	Thomas J Koehler	Michael Altshuler
Ann Bachman	Jorge Boone	Kevin M Haupt	Janice Daley	Marci Opper	Kathy HAUPT	Patrizia Giassa
Susan Marino	Chris Ratay	Patrick J Anderson	Mary Arlene Dubay	Stephanie Gordon	Thomas Carr	Amy Wasserman
Matt Linder	Janet Sabo	Jeffrey OHara	Michael Dischler	Marianne Albright	Maureen & Fred Duemig	Judy Vogt
Paul J. Murray	Paul J McNamara	Amy Robillard	Ellen Ratner	Martin Nwosu	Kevin BRODY	Thor Welander
Dario Aviles	Joedaycya Sanders	Yogendre Kumar Patel	Casey D	Paul Austin	Patrick Enweronye	Mark Thompson
Kristin Gallagher	Wendy James	Sean Ng	Qin Luo	Duane Ransom Harris	Timothy Muhammad	Nethraja Rajaratnam
Carol Taussig	Mani Sharma	Tami Dobson	Mykenzie Martschinske	Dan TRAN	Christine Wilkerson	Susan Priest
Kenneth Allen Croft	Joe O'Hara	John Baston	James W Cunningham			

Thank You!

From the Roomongo Team



Patrick O'Hara
Co-Founder/CEO



Rob O'Connor
Co-Founder/CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rob O'Connor	CTO @ Towards Equilibrium, Inc.	2017
Patrick O'Hara	CEO @ Roomongo	2017

Officers

OFFICER	TITLE	JOINED
Rob O'Connor	CTO	2017
Patrick O'Hara	CEO	2017

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Patrick O'Hara	5,000,000 Common	50.0%
Rob O'Connor	5,000,000 Common	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2021	$89,620		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	200,000,000	10,000,000	Yes
Preferred	50,000,000	224,050	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Rob O'Connor is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. Additionally, Patrick O'Hara has 2 side businesses running to help supplement his income.

Our success is not completely dependent on a potential partnership with Airbnb, but it's a part of our strategy. The company will work to mitigate this risk by iterating if needed.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

The financial projections in the Roomongo profile are estimates only, and not a guarantee of future performance. Your investment decision should not be based on the projections contained in this profile or any attachments.

Procuring future talent: The availability of software developers is an ongoing concern. As we grow, we will need more staff, and the small number of developers available are in very high demand. If we're unable to hire the right talent, it could negatively affect our ability to grow.

Data privacy: Data privacy is an important task for any online business, but if there were a breach of private data, it could negatively affect our public perception or, depending on the jurisdiction, create a liability. That's why we strive to follow industry best practices, including access only as needed to our servers and encrypting sensitive data, or in the case of credit cards, relying on third-party vendors to secure it for us.

Legal: If a customer of ours is injured at a property booked through Roomongo, there is a potential liability. We've taken all of the precautions we can through business insurance (after this raise), terms and conditions, and other preventive measures, but the legal system is unpredictable.

Travel industry disruption: Terrorism, pandemics, and natural disasters are among the potential risks that could negatively affect the travel industry as a whole. Many or all of them could negatively affect our profitability.

Reliance on third-party software: Roomongo uses a number of third party software providers to conduct its business, including hotel aggregators, credit card processors, and others. If those businesses experience a significant interruption, it could negatively impact our ability to operate.

The travel industry is not only incestuous but also a copycat industry. So, there's a high likelihood that our competitors will incorporate our products and that could potentially minimize our effectiveness.

Both Rob O'Connor and Patrick O'Hara are involved in additional business ventures, potentially limiting their time available to allocate to Roomongo.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

COVID-19 related risks: The travel industry is in the middle of dealing with a pandemic, and there are risks of a delay in the recovery of travel overall.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

the purchaser, to a trust created for the benefit of a member of the family of the
purchaser or the equivalent, or in connection with the death or divorce of the
purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been
determined arbitrarily by the Company, and does not necessarily bear any relationship to
the Company's book value, assets, earnings or other generally accepted valuation
criteria. In determining the offering price, the Company did not employ investment
banking firms or other outside organizations to make an independent appraisal or
evaluation. Accordingly, the offering price should not be considered to be indicative of
the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account
factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in
light of the rights, preferences and privileges of our those securities relative to those of
our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of
our company given the prevailing market conditions and the nature and history of our
business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation
and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial
and market-based methodologies to determine our business enterprise value. For
example, we may use methodologies that assume that businesses operating in the same
industry will share similar characteristics and that the Company's value will correlate to
those characteristics, and/or methodologies that compare transactions in similar
securities issued by us that were conducted in the market.

Company

Roomongo, Inc.
- Colorado Corporation
- Organized July 2017
- 2 employees

1434 Spruce Street #100
Boulder CO 80302

https://roomongo.com

Business Description

Refer to the Roomongo profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report
on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Roomongo is current with all reporting requirements under Rule 202 of Regulation
Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are
for investors only and will require you to log in to the Wefunder account used to make
the investment.